Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2014

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)
	June 30,	December 31,
(millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents (note 22)	356	364
Accounts receivable	1,060	1,117
Risk management (note 16)	22	17
Income and other taxes receivable	57	52
Restricted cash (note 8)	125	121
Inventories	175	137
Prepaid expenses	26	14
Assets held for sale (note 4)	134	776
	1,955	2,598
Other assets (note 7)	184	160
Restricted cash (note 8)	61	94
Investments (note 5)	1,535	1,204
Risk management (note 16)	16	20
Goodwill (note 6)	568	575
Property, plant and equipment (note 9)	9,603	9,752
Exploration and evaluation assets (note 9)	3,138	3,165
Deferred tax assets	1,694	1,593
	16,799	16,563
Total assets	18,754	19,161

Liabilities
Current
Bank indebtedness	4	13
Accounts payable and accrued liabilities	1,652	1,835
Current portion of Yme removal obligation (note 8)	125	121
Risk management (note 16)	180	101
Income and other taxes payable	94	155
Loans from joint ventures (note 5)	306	288
Current portion of long-term debt (note 13)	696	882
Liabilities associated with assets held for sale (note 4)	57	160
	3,114	3,555
Decommissioning liabilities (note 11)	1,824	1,727
Yme removal obligation (note 8)	98	131
Other long-term obligations (note 14)	270	246
Risk management (note 16)	86	37
Long-term debt (note 13)	3,994	4,357
Deferred tax liabilities	681	553
	6,953	7,051

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,759	1,723
Preferred shares (note 15)	191	191
Contributed surplus	124	135
Retained earnings	5,802	5,695
Accumulated other comprehensive income	811	811
	8,687	8,555
Total liabilities and shareholders' equity	18,754	19,161

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2014	2013	2014	2013

Revenue
Sales	1,248	1,152	2,535	2,250
Other income (note 18)	31	15	79	42
Income (loss) from joint ventures and associates, after tax (note 5)	(37)	23	(31)	21
Total revenue and other income	1,242	1,190	2,583	2,313

Expenses
Operating	351	381	712	710
Transportation	44	51	93	102
General and administrative	105	111	210	214
Depreciation, depletion and amortization	480	464	949	885
Impairment (impairment reversals) (note 10)	28	(9)	158	(2)
Dry hole	12	69	28	69
Exploration	57	67	109	142
Finance costs (note 12)	90	79	181	157
Share-based payments expense (recovery) (note 15)	25	2	(7)	24
(Gain) loss on held-for-trading financial instruments (note 16)	171	(221)	231	(141)
(Gain) loss on disposals (note 4)	5	(59)	(554)	(59)
Other, net (note 19)	37	18	45	24
Total expenses	1,405	953	2,155	2,125
Income (loss) before taxes	(163)	237	428	188
Income taxes (note 20)
Current income tax	129	139	260	286
Deferred income tax (recovery)	(55)	1	(86)	18
	74	140	174	304
Net income (loss)	(237)	97	254	(116)

Per common share (US$):
Net income (loss)	(0.23)	0.09	0.24	(0.12)
Diluted net income (loss)	(0.24)	0.06	0.19	(0.14)
Weighted average number of common shares outstanding (millions)
Basic	1,034	1,030	1,033	1,029
Diluted	1,034	1,033	1,039	1,033

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2014	2013	2014	2013

Net income (loss)	(237)	97	254	(116)

Actuarial gains (losses) relating to pension and other post-employment benefits1	(3)	5	(3)	8
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	(3)	5	(3)	8
Comprehensive income (loss)	(240)	102	251	(108)
1. For the three and six months ended June 30, 2014, is net of tax of $1 million and $1 million respectively (2013 - $1 million and $nil respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2014	2013	2014	2013

Common shares (note 15)
Balance at beginning of period	1,759	1,708	1,723	1,639
Issued on exercise of stock options	-	1	5	26
Shares purchased and held in trust for long-term PSU plan	-	-	-	-
Shares released from trust for long-term PSU plan	-	-	31	44
Balance at end of period	1,759	1,709	1,759	1,709

Preferred shares (note 15)
Balance at beginning of period	191	191	191	191
Issued	-	-	-	-
Balance at end of period	191	191	191	191

Contributed surplus
Balance at beginning of period	114	92	135	121
Settlement of long-term PSU plan grant	-	-	(31)	(44)
Share-based payments	10	18	20	33
Balance at end of period	124	110	124	110

Retained earnings
Balance at beginning of period	6,114	6,866	5,695	7,148
Net income (loss)	(237)	97	254	(116)
Actuarial gains (losses) transferred to retained earnings	(3)	5	(3)	8
Common share dividends (note 15)	(70)	(68)	(140)	(138)
Preferred share dividends (note 15)	(2)	(2)	(4)	(4)
Balance at end of period	5,802	6,898	5,802	6,898

Accumulated other comprehensive income
Balance at beginning of period	811	811	811	811
Other comprehensive income (loss)	(3)	5	(3)	8
Actuarial losses (gains) transferred to retained earnings	3	(5)	3	(8)
Balance at end of period	811	811	811	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)	Three months ended		Six months ended
	June 30,		June 30,
(millions of US$)	2014	2013	2014	2013

Operating activities
Net income (loss)	(237)	97	254	(116)
Add: Finance costs (cash and non-cash) (note 12)	90	79	181	157
Items not involving cash (note 21)	679	242	672	729
	532	418	1,107	770
Changes in non-cash working capital	(167)	(61)	(271)	(82)
Cash provided by operating activities	365	357	836	688

Investing activities
Capital expenditures
Exploration, development and other	(470)	(649)	(1,017)	(1,218)
Proceeds of resource property dispositions (note 4)	52	99	1,392	99
Yme removal obligation (note 8)	13	(7)	29	275
Restricted cash (note 8)	(13)	7	(29)	(238)
Investments	-	-	-	(7)
Loan to joint venture, net of repayments (note 5)	(178)	(19)	(350)	(89)
Changes in non-cash working capital	(92)	(31)	(42)	(115)
Cash used in investing activities	(688)	(600)	(17)	(1,293)

Financing activities
Long-term debt repaid (note 13)	(2)	(4)	(879)	(4)
Long-term debt issued (note 13)	315	416	315	509
Loans from (repayments to) joint ventures (note 5)	-	(61)	18	49
Common shares issued (note 15)	-	1	4	17
Finance costs (cash)	(76)	(71)	(152)	(141)
Common share dividends	(70)	(68)	(140)	(138)
Preferred share dividends	(2)	(2)	(4)	(4)
Deferred credits and other	(6)	(6)	1	(15)
Changes in non-cash working capital	(2)	(7)	13	11
Cash provided by (used in) financing activities	157	198	(824)	284
Effect of translation on foreign currency cash and cash equivalents	3	1	6	-
Net increase (decrease) in cash and cash equivalents	(163)	(44)	1	(321)
Cash and cash equivalents net of bank indebtedness, beginning of period	515	276	351	553
Cash and cash equivalents net of bank indebtedness, end of period	352	232	352	232

Cash and cash equivalents	356	270	356	270
Bank indebtedness	(4)	(38)	(4)	(38)
Cash and cash equivalents net of bank indebtedness, end of period	352	232	352	232

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2014 were approved by the Audit Committee on July 28, 2014.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2013, except for adoption of the following new standards and interpretations effective as of January 1, 2014:

Offsetting Financial Assets and Financial Liabilities
•
IAS 32 Offsetting Financial Assets and Financial Liabilities - Financial Instruments Presentation.  The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.  The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment does not have an impact on the Company’s financial statements.

Impairment of Assets
•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. This standard does not have an impact on the Company’s financial position or performance.

Levies
•
IFRIC 21 Levies - Interpretation of IAS 37 Provisions, contingent liabilities and assets: IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company reviewed payments considered to be levies and concluded that the application of the standard does not have a significant impact of the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described below:

Financial Instruments
•
IFRS 9 Financial Instruments: IFRS 9 sets out requirements for the classification and measurement of financial assets in November 2009, and was updated in October 2010 to incorporate financial liabilities. In November 2013, the IASB issued amendments to include the new general hedge accounting model. IFRS 9 (2013) does not yet have a mandatory effective date, but early adoption is allowed. At its February 2014 meeting, IASB tentatively decided that the mandatory effective date of IFRS 9 will be for annual period beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact of the Company.

Revenue
•
IFRS 15 Revenue from Contracts with Customers: IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

4. DISPOSALS AND ASSETS HELD FOR SALE
North America Dispositions
On April 16, 2014, Talisman sold non-core assets in western Canada for net proceeds of $43 million, resulting in a loss on disposal of $5 million ($5 million after tax).

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $567 million ($493 million after tax).  The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheet as at January 1, 2014 were $776 million and $160 million respectively.  The operating results from January 1, 2014 up to the date of closing were included in net income for the three month period ended March 31, 2014 and the gain was included in ‘Gain on disposals’ on the condensed Consolidated Statement of Income (Loss).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

Southeast Asia Disposition
On May 3, 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Assets Held for Sale
In June 2014, Talisman signed a purchase and sale agreement to sell non-core assets in western Canada for total cash consideration of C$120 million, before closing adjustments. The transaction is expected to close during the third quarter of 2014.

The associated assets and liabilities of the property held for sale at June 30, 2014 have been classified separately on the Consolidated Balance Sheet and comprise the following:

June 30, 2014
Assets
Property, plant and equipment (note 9)	132
Goodwill (note 6)	2
Assets held for sale	134
Liabilities
Decommissioning liabilities (note 11)	32
Deferred tax liabilities	25
Liabilities associated with assets held for sale	57

Immediately prior to the reclassification to assets held for sale, the disposal group was tested for impairment and an impairment reversal of $32 million was recorded (note 10). The assets were not considered to be a discontinued operation as they do not represent a major line of business or geographical area of the Company.

 5. INVESTMENTS
	June 30, 2014	December 31, 2013
Investments in Joint Ventures
Equity investment in Equion	966	920
Equity investment in TSEUK	(40)	(606)
Loan to TSEUK	528	812
	1,454	1,126
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	47	44
	81	78
Total	1,535	1,204

Investments in Joint Ventures
Movement in investments in joint ventures during the period:

	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	1,126	1,062
Investment in TSEUK	643	-
Loan to TSEUK, net of repayments	(284)	398
Share of net loss and comprehensive loss	(31)	(334)
Balance, end of period	1,454	1,126

Talisman has a 49% interest in the ownership and voting rights of Equion Energía Limited (Equion) whose principal place of operations is Colombia.  Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Talisman has a 51% interest in the ownership and voting rights of Talisman Sinopec Energy UK Limited (TSEUK) whose principal place of operations is the United Kingdom and is incorporated in England and Wales.  Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas.  The corporate joint venture is governed by a shareholders’ agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following table summarizes the financial information of the joint ventures. The table also reconciles financial information to the carrying amount of the Company's interests in joint ventures, which are accounted for using the equity method.

Summarized Balance Sheets	June 30, 2014			December 31, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Cash and cash equivalents	92	131	223	42	69	111
Current assets	614	437	1,051	527	304	831
Loans receivable from shareholders	-	624	624	-	587	587
Non-current assets	4,129	1,244	5,373	3,515	1,321	4,836
Total assets	4,835	2,436	7,271	4,084	2,281	6,365
Bank indebtedness	-	-	-	-	-	-
Current liabilities	768	508	1,276	700	420	1,120
Loans payable to shareholders	1,033	-	1,033	1,592	-	1,592
Non-current liabilities	3,263	287	3,550	3,131	315	3,446
Total liabilities	5,064	795	5,859	5,423	735	6,158
Net assets (liabilities)	(229)	1,641	1,412	(1,339)	1,546	207

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of net assets (liabilities)	(117)	804	687	(683)	758	75
Goodwill	77	162	239	77	162	239
	(40)	966	926	(606)	920	314
Loan to TSEUK	528	-	528	812	-	812
	488	966	1,454	206	920	1,126

1. Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Three months ended June 30, 2014			Three months ended June 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	403	158	561	305	190	495

Operating	372	24	396	291	24	315
Transportation	8	10	18	6	12	18
General and administrative	8	-	8	2	-	2
Depreciation, depletion and amortization	96	68	164	70	56	126
Exploration expense	2	-	2	10	1	11
Finance costs	35	-	35	21	-	21
Impairment	198	-	198	-	-	-
Other	15	(15)	-	(11)	(4)	(15)
Income (loss) before tax	(331)	71	(260)	(84)	101	17
Current income tax expense (recovery)	1	37	38	(10)	38	28
Deferred income tax expense (recovery)	(214)	(12)	(226)	(43)	17	(26)
Net income (loss) and comprehensive income (loss)	(118)	46	(72)	(31)	46	15

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(60)	23	(37)	(16)	23	7
Cash dividends received by Talisman	-	-	-	-	-	-

1.      Balances represent respective entity’s 100% share.

Summarized Statements of Income (Loss)	Six months ended June 30, 2014			Six months ended June 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Revenue	706	321	1,027	711	397	1,108

Operating	656	45	701	584	46	630
Transportation	11	20	31	12	20	32
General and administrative	15	-	15	6	-	6
Depreciation, depletion and amortization	176	132	308	167	109	276
Exploration expense	5	-	5	13	1	14
Finance costs	67	1	68	39	-	39
Impairment	198	-	198	349	-	349
Other	27	(26)	1	(35)	3	(32)
Income (loss) before tax	(449)	149	(300)	(424)	218	(206)
Current income tax expense (recovery)	(26)	75	49	(45)	92	47
Deferred income tax recovery	(272)	(19)	(291)	(246)	(1)	(247)
Net income (loss) and comprehensive income (loss)	(151)	93	(58)	(133)	127	(6)

Talisman’s interest	51%	49%		51%	49%
Talisman’s share of income (loss) after tax	(77)	46	(31)	(68)	62	(6)
Cash dividends received by Talisman	-	-	-	-	-	-

1.      Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Three months ended June 30, 2014			Three months ended June 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(118)	46	(72)	(31)	46	15
Add: Finance costs (cash and non-cash)	35	-	35	21	-	21
Items not involving cash	89	44	133	16	72	88
Changes in non-cash working capital	59	9	68	70	(35)	35
Cash provided by (used in) operating activities	65	99	164	76	83	159

Investing activities
Capital expenditures	(332)	(55)	(387)	(195)	(63)	(258)
Proceeds of dispositions	-	14	14	-	-	-
Loans to shareholders	-	-	-	120	-	120
Other	16	(12)	4	(7)	(25)	(32)
Cash used in investing activities	(316)	(53)	(369)	(82)	(88)	(170)

Financing activities
Loans from shareholders, net of repayments	349	-	349	37	-	37
Finance costs (cash)	(17)	1	(16)	(9)	-	(9)
Other	20	-	20	-	-	-
Cash provided by financing activities	352	1	353	28	-	28
1.  Balances represent respective entity’s 100% share.

Summarized Statements of Cash Flows	Six months ended June 30, 2014			Six months ended June 30, 2013
	TSEUK1	Equion1	Total	TSEUK1	Equion1	Total
Operating activities
Net income (loss)	(151)	93	(58)	(133)	127	(6)
Add: Finance costs (cash and non-cash)	67	1	68	39	-	39
Items not involving cash	122	101	223	236	107	343
Changes in non-cash working capital	(89)	(27)	(116)	60	(56)	4
Cash provided by (used in) operating activities	(51)	168	117	202	178	380

Investing activities
Capital expenditures	(653)	(69)	(722)	(404)	(111)	(515)
Proceeds of dispositions	-	14	14	-	-	-
Loans to shareholders	-	(37)	(37)	-	(100)	(100)
Other	106	(15)	91	(3)	(57)	(60)
Cash used in investing activities	(547)	(107)	(654)	(407)	(268)	(675)

Financing activities
Loans from shareholders, net of repayments	686	-	686	176	-	176
Finance costs (cash)	(30)	-	(30)	(15)	-	(15)
Other	(8)	-	(8)	-	-	-
Cash provided by financing activities	648	-	648	161	-	161
1.  Balances represent respective entity’s 100% share.

The summarized financial information presented is the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill.

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman’s share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman’s share was $634 million and $9 million, respectively.

In addition, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK in June 2014, of which Talisman is committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. TSEUK may fund operating expenditures under this facility to a maximum amount of $150 million.  This facility expires on June 30, 2015.

The shareholders of TSEUK have provided an unsecured loan facility with a borrowing limit of $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK.  As at June 30, 2014, $1.0 billion has been drawn under this facility, of which Talisman’s share is $528 million (December 31, 2013 - $812 million).  Remaining borrowing capacity under this facility as at June 30, 2014 is $740 million. Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal installments based upon a five year repayment period calculated from the date each loan is advanced.  All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK.  Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility.

During the three month period ended June 30, 2014, TSEUK recorded an impairment of $100 million (net to Talisman), due to an increase in the decommissioning obligation and assets caused by a decrease in the discount rate used to measure decommissioning liabilities.

The loan due to Equion of $306 million (December 31, 2013 - $288 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2013.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 16.

Investments in Joint Operations
Talisman accounts for joint operations using proportionate consolidation.  Talisman’s interest in the Talisman Sasol Montney Partnership (TSMP) has been accounted for as a joint operation and continues to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company’s 50% ownership interest and is jointly and severally liable for the obligations of the partnership. TSMP’s principal place of operations and country of incorporation is Canada. In 2013, Talisman reached an agreement to sell part of its Montney acreage in British Columbia, which included Talisman’s interest in TSMP. Talisman’s interest in TSMP was therefore classified as assets held for sale. Talisman completed the sale during the three month period ended March 31, 2014 (note 4).

Investments in Associate
Talisman had a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa’s shareholders approved a resolution to change the nature of Ocensa’s business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa.  Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa’s Board based upon its ownership interest in Ocensa.  Talisman was able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa and as a result, Talisman accounted for its investment in Ocensa using the equity method commencing January 17, 2013 until December 19, 2013, when Talisman sold its 12.152% equity interest in Ocensa. In addition, Talisman obtained the option to sell, on a temporary or permanent basis, all or a part of its entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights). As a result of this change, Talisman attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets. After the sale of its interest in Ocensa, Talisman retained its crude oil transportation rights and its right to generate third party revenue from sales of excess capacity (note 7).

The following table summarizes the financial information of Ocensa. No summarized balance sheet of Ocensa is presented as there was no investment balance at the beginning or end of 2012 and 2013, or as at June 30, 20141.

	Three months ended June 30		Six months ended June 30
Summarized Statements of Income	2014	2013	2014	2013
Revenue	-	324	-	584
Expenses (including income taxes)	-	189	-	362
Net income and comprehensive income	-	135	-	222
Talisman’s Interest	-	12.152%	-	12.152%
Talisman’s share of net income and comprehensive income	-	16	-	27

	Three months ended June 30		Six months ended June 30
Summarized Statements of Cash Flows	2014	2013	2014	2013
Operating Activities
Net income	-	135	-	222
Items not involving cash	-	68	-	120
Changes in non-cash working capital	-	161	-	325
Cash provided by operating activities	-	364	-	667

Cash used in investing activities	-	(3)	-	(7)

Cash used in financing activities	-	-	-	(55)
1.   Talisman recognized Ocensa as an associate effective January 17, 2013, when Talisman gained significant influence, until December 19, 2013 when the Company sold its 12.152% equity interest in Ocensa.

6. GOODWILL
Continuity of goodwill	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	575	775
Reclassified to assets held for sale (note 4)	(2)	(14)
Disposals	(5)	(1)
Impairments	-	(185)
Balance, end of period	568	575

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from diminution of the Company’s view of the value of its North Sea assets.

7. OTHER ASSETS
	June 30, 2014	December 31, 2013
Accrued pension asset	3	-
Decommissioning sinking fund	52	50
Transportation rights (net of $12 million accumulated depreciation) (note 5)	96	100
Income taxes receivable	8	-
Other	25	10
Total	184	160

8. YME REMOVAL OBLIGATION
In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the “Talisman Works”) and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works.  The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at June 30, 2014, Talisman’s share of the liability associated with the Talisman Works in the amount of $223 million has been recorded as the Yme removal obligation of which $125 million has been classified as current, as it is expected to be settled within the next twelve months, while the remaining $98 million has been classified as long-term.  Talisman’s share of the cash held in the escrow account in the amount of $186 million has been recorded as restricted cash of which $125 million has been classified as current, while the remaining $61 million has been classified as long-term.  During the three and six month periods ended June 30, 2014, $13 million and $29 million in eligible expenditures, respectively, were incurred on the Talisman Works which reduced both the restricted cash and the Yme removal obligation by an equal amount.

9. OIL AND GAS ASSETS
The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2012	21,550	5,577	27,127

Additions	1,943	522	2,465
Disposals and derecognition	(354)	(39)	(393)
Transfers from E&E assets to PP&E	481	(481)	-
Change in decommissioning liabilities	271	(5)	266
Expensed to dry hole	-	(89)	(89)
Transfers to assets held for sale	(852)	(92)	(944)

At December 31, 2013	23,039	5,393	28,432

Additions	825	208	1,033
Disposals and derecognition	(1,027)	-	(1,027)
Transfers from E&E assets to PP&E	71	(71)	-
Change in decommissioning liabilities	159	20	179
Expensed to dry hole	-	(28)	(28)
Transfers to assets held for sale (note 4)	(822)	-	(822)

At June 30, 2014	22,245	5,522	27,767

Accumulated DD&A
At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,921	-	1,921
Disposals and derecognition	(269)	(36)	(305)
Impairment losses	755	17	772
Impairment reversals	-	(11)	(11)
Transfers to assets held for sale	(208)	-	(208)

At December 31, 2013	13,287	2,228	15,515

Charge for the period	958	6	964
Disposals and derecognition	(921)	-	(921)
Impairment losses (note 10)	28	130	158
Transfers from PP&E to E&E assets	(20)	20	-
Transfers to assets held for sale (note 4)	(690)	-	(690)
		.
At June 30, 2014	12,642	2,384	15,026

Net book value
At June 30, 2014	9,603	3,138	12,741
At December 31, 2013	9,752	3,165	12,917
At December 31, 2012	10,462	3,319	13,781

10. IMPAIRMENT

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Impairment losses
E&E assets	-	12	130	19
PP&E	60	-	60	-
	60	12	190	19

Impairment reversals
E&E assets	-	(18)	-	(18)
PP&E	(32)	(3)	(32)	(3)
	(32)	(21)	(32)	(21)
Net Impairment (reversal)	28	(9)	158	(2)

During the three month period ended June 30, 2014, the Company recorded an impairment of $60 million in the Norway ($13 million after tax), due to an increase in the decommissioning obligation and asset caused by a 1% decrease in the real discount rate used to measure decommissioning liabilities (note 11). The Company also recorded an impairment reversal of $32 million in North America, due to the estimated recoverable amount of assets held for sale exceeding their carrying amounts.

The exploration sub-period of the Company’s K44 license in Kurdistan is due to expire in September 2014. Prior to expiration, the Company intends to declare commerciality and file a development plan. The carrying value of the Company’s investment in K44 is $228 million at June 30, 2014.

During the three month period ended June 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and assets caused by a 1% increase in the real discount rate used to measure decommissioning liabilities.

11. DECOMMISSIONING LIABILITIES
Continuity of decommissioning liabilities	Six months ended June 30, 2014	Year ended December 31, 2013
Balance, beginning of period	1,769	1,557
Liabilities incurred during the period	3	73
Liabilities settled during the period	(33)	(77)
Accretion expense (note 12)	29	36
Revisions in estimated cash flows	(2)	405
Change in discount rate	178	(212)
Disposals	(45)	(4)
Reclassified to liabilities associated with assets held for sale (note 4)	(32)	(9)
Balance, end of period	1,867	1,769
Expected to be settled within one year	43	42
Expected to be settled in more than one year	1,824	1,727
	1,867	1,769

The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.8% at June 30, 2014 (December 31, 2013 – 3.8%), which excludes the impact of inflation.

12. FINANCE COSTS
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Interest on long-term debt	69	68	137	135
Miscellaneous interest expense and other fees	7	7	15	16
Accretion expense (note 11)	14	8	29	16
Less: interest capitalized	-	(4)	-	(10)
	90	79	181	157

Interest capitalization ceased in the HST/HSD blocks in Vietnam upon first production in May 2013.

13. LONG-TERM DEBT
	June 30, 2014	December 31, 2013
Bank Credit Facilities	-	250
Commercial Paper	315	544
Tangguh Project Financing	46	81
Debentures and Notes (Unsecured)
US$ denominated	3,903	3,951
UK£ denominated (UK£ million)	426	413
Gross debt	4,690	5,239
Less: current portion	(696)	(882)
Long-term debt	3,994	4,357

During the three and six month periods ended June 30, 2014, Talisman repaid debt of $2 million and $879 million, respectively. The current liability of $696 million consists of $315 million in commercial paper, $375 million of 5.125% notes, and $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper
At June 30, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2018.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans, LIBOR-based loans and letters of credit.

At June 30, 2014, $315 million of commercial paper was outstanding. Available borrowing capacity was $2.9 billion at June 30, 2014.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion, and extending the term to five years maturing on March 19, 2019.

Talisman is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

14. OTHER LONG-TERM OBLIGATIONS
	June 30, 2014	December 31, 2013
Accrued pension and other post-employment benefits liability	127	114
Deferred credits	38	33
Long-term portion of discounted obligations under finance leases	39	44
Long-term portion of share-based payments liability (note 15)	13	10
Other	53	45
	270	246

The fair value of financial liabilities included above approximates the carrying amount.

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS
Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Six months ended June 30, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,031,356,870	1,723	1,025,449,730	1,639
Issued on exercise of stock options	517,484	5	3,223,810	41
Shares purchased and held in trust for long-term PSU plan	-	-	(100,000)	(1)
Shares released from trust for long-term PSU plan	1,956,772	31	2,783,330	44
Balance, end of period	1,033,831,126	1,759	1,031,356,870	1,723

Subsequent to June 30, 2014, no stock options were exercised for shares and no common shares were purchased and held in trust for the long-term PSU plan.  There were 1,033,831,126 common shares outstanding at July 24, 2014.

During the three month period ended June 30, 2014, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $70 million.  During the six month period ended June 30, 2014, Talisman declared common share dividends of $140 million.

Preferred Shares Issued
Continuity of preferred shares	Six months ended June 30, 2014		Year ended December 31, 2013
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning and end of period	8,000,000	191	8,000,000	191

During the three month period ended June 30, 2014, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million. During the six month period ended June 30, 2014, Talisman declared preferred share dividends of $4 million.

Share-Based Payments1
	Options	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of units	Number of units	Number of units
Outstanding at December 31, 2013	43,285,254	7,005,696	1,932,380	12,496,313
Employees transferred from TSEUK	-	96,211	-	-
Granted	-	7,773,389	835,380	1,271,227
Dividend equivalent	-	46,139	37,143	65,168
Exercised for common shares/settled	(517,484)	(2,305,029)	(69,574)	(1,956,772)
Surrendered for cash	(25,787)	-	-	-
Forfeited	(3,090,138)	(663,637)	-	(1,229,214)
Outstanding at June 30, 2014	39,651,845	11,952,769	2,735,329	10,646,722
Exercisable at June 30, 2014	35,041,330

Weighted average grant price during period	$nil			$nil

1.   Dollar amounts in share-based payments tables are provided in C$.

During the three month period ended June 30, 2014, the Company recorded a share-based payments expense of $25 million (2013 - $2 million expense) in respect of the following plans: stock options - $8 million recovery, cash units - $3 million expense, PSUs - $12 million expense, RSUs - $12 million expense, and DSUs - $6 million expense.   The share-based payments expense includes cash payments of $14 million (2013 - $2 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs, stock options and cash units exercised in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized a $3 million DSU expense relating to the directors and executive deferrals.

During the six month period ended June 30, 2014, the Company recorded a share-based payments recovery of $7 million (2013 - $24 million expense) in respect of the following plans: stock options $45 million recovery, cash units - $3 million expense, PSUs - $18 million expense, RSUs - $13 million expense, and DSUs - $4 million expense. The share-based payments expense includes cash payments of $16 million (2013 - $4 million) to employees in settlement of fully accrued share-based payments liabilities for RSUs, stock options and cash units exercised in the period. In general and administrative expense in the condensed Consolidated Statement of Income (Loss), the Company recognized a $1 million DSU expense relating to the directors and executive deferrals.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $117 million (December 31, 2013 – $152 million), $104 million (December 31, 2013 – $142 million) is included in accounts payable and accrued liabilities on the interim condensed Consolidated Balance Sheets and $13 million (December 31, 2013 – $10 million) is included in other long-term obligations.

In April 2014, Talisman granted RSUs under the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). One third of the RSUs granted will be paid on the grant anniversary date every year for the three years following the grant date.  In April 2014, non-executive employees were granted a total of 7.8 million RSUs.

Subsequent to June 30, 2014, no stock options were granted, surrendered for cash, or exercised for shares, and 741,108 were forfeited with 38,910,737 outstanding at July 24, 2014.  Subsequent to June 30, 2014, 69,056 PSUs were granted, 96,825 PSUs were forfeited, with 10,618,953 outstanding at July 24, 2014. Subsequent to June 30, 2014, 105,135 RSUs were granted, including reinvested dividends, 62,214 were exercised and 182,329 were forfeited, with 11,813,361 outstanding at July 24, 2014. There were no DSUs granted subsequent to June 30, 2014, 40,078 DSUs were exercised, with 2,695,251 outstanding at July 24, 2014.

16. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at June 30, 2014 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of Talisman’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate.  The fair value of Talisman’s long-term debt (including the current portion) at June 30, 2014 was $5.3 billion (December 31, 2013 - $5.5 billion), while the carrying value was $4.7 billion (December 31, 2013 - $5.2 billion). The Company uses level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at June 30, 2014.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values.  To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.  The Company’s non-performance risk is determined based on third party quotes for the Company’s debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.

The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace.  The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes.  If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.  The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs.  Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level at June 30, 2014:
	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	13	-	13
Commodity contracts	-	25	-	25
Liabilities
Commodity contracts	-	266	-	266

Risk Management Assets, Liabilities, Gains and Losses
Derivative instrument	Balance sheet presentation	June 30, 2014	December 31, 2013
Interest rate swaps	Current assets	13	13
Interest rate swaps	Non-current assets	-	6
Commodity contracts	Current assets	9	4
Commodity contracts	Non-current assets	16	14
Risk management assets		38	37

Commodity contracts	Current liabilities	180	101
Commodity contracts	Non-current liabilities	86	37
Risk management liabilities		266	138

During the three month period ended June 30, 2014, the Company recorded a loss on held-for-trading financial instruments of $171 million (2013 - $221 million gain) and a loss of $231 million for the six month period ended June 30, 2014 (2013 - $141 million gain).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at June 30, 2014, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $7 million in net loss and a $7 million impact on other comprehensive loss during the three month period ended June 30, 2014.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes Talisman to short-term movements in interest rates.  Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2014, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015.  During the three month and six month periods ended June 30, 2014, the fair value of the fixed-to-floating interest rate swaps decreased by $7 million.

In respect of financial instruments existing at June 30, 2014, a 1% increase in interest rates would have resulted in a $2 million increase in net loss and a $2 million impact on other comprehensive loss during the three month period ended June 30, 2014.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At June 30, 2014, approximately 80% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 4% of the total, was with a highly rated counterparty.  Concentration of counterparty credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. At June 30, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2) maturing October 21, 2018. Available borrowing capacity was $2.9 billion at June 30, 2014.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2014, demand letters of credit guaranteed by the Company totaling $1.4 billion were issued, of which $1.3 billion were issued from uncommitted facilities.  Of that total, $1.1 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the United Kingdom pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK supported by an unconditional and irrevocable guarantee from Addax’s parent company, Sinopec, to the Company.

In January 2014, all remaining letters of credit issued under legacy facilities were replaced by letters of credit totaling $1.0 billion from the shared facilities of which Talisman’s share is 51%. As a result of this change, as at June 30, 2014, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $2.1 billion have been issued. On July 1, 2014, total letters of credit issued by TSEUK have been reduced to $1.8 billion as a result of letters of credit that expired on June 30, 2014, which were renewed and posted on an after tax basis and has the objective of completing this process for the remaining letters of credit during 2014. The Company guarantees 51% of all letters of credit issued under these shared facilities.

In June 2014, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK, of which Talisman is committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. TSEUK may fund operating expenditures under this facility to a maximum amount of $150 million.  This facility expires on June 30, 2015.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

On May 5, 2014, Talisman amended certain terms of Facility No.1, converting the denomination to US dollars, extending the facility to $3 billion, and extending the term to five years maturing on March 19, 2019.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 13 and other long-term obligations detailed in note 14, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at June 30, 2014, none of which are designated as hedges:
Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)
Dated Brent oil index	2014 Jul – Dec	10,000	95.00/110.07	(6)
Dated Brent oil index	2014 Jul – Dec	10,000	90.00/105.22	(12)
NYMEX WTI oil index	2014 Jul – Dec	5,000	80.00/95.00	(8)
Dated Brent oil index	2015 Jan – Dec	5,000	90.00/100.01	(17)
NYMEX WTI oil index	2015 Jan – Dec	5,000	80.00/95.02	(10)
Dated Brent oil index	2015 Jan – Dec	20,000	90.00/106.16	(40)
Dated Brent oil index	2016 Jan – Dec	5,000	90.00/108.00	(5)
NYMEX WTI oil index	2016 Jan – Dec	5,000	85.00/95.95	(2)
				(100)

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)
NYMEX WTI oil index	2014 Jul - Dec	2,500	91.91	(5)
Dated Brent oil index	2014 Jul - Dec	10,000	104.02	(13)
NYMEX WTI oil index	2014 Jul - Dec	10,000	94.28	(16)
Dated Brent oil index	2014 Jul - Dec	10,000	103.31	(15)
Dated Brent oil index	2014 Jul - Dec	8,000	111.79	-
Dated Brent oil index	2015 Jan - Dec	10,000	100.46	(25)
Dated Brent oil index	2015 Jan - Dec	1,000	104.00	(1)
Dated Brent oil index	2015 Jan - Dec	9,000	100.59	(22)
NYMEX WTI oil index	2015 Jan - Dec	5,000	96.36	(1)
Dated Brent oil index	2016 Jan - Dec	10,000	98.01	(18)
Dated Brent oil index	2016 Jan - Dec	5,000	100.29	(5)
Dated Brent oil index	2016 Jan - Dec	5,750	102.98	-
				(121)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Jul - Dec	94,936	4.21/4.71	(3)
NYMEX HH LD	2014 Jul - Dec	47,468	4.21/4.64	(2)
NYMEX HH LD	2014 Jul - Dec	47,468	4.21/4.99	-
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87	1
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06	3
NYMEX HH LD	2016 Jan - Dec	47,468	4.21/4.75	-
NYMEX HH LD	2016 Jan - Dec	47,468	4.21/4.87	-
				(1)

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf	Fair value asset (liability)
NYMEX HH LD	2014 Jul - Oct	47,468	4.17	(3)
NYMEX HH LD	2014 Jul - Dec	47,468	4.24	(4)
NYMEX HH LD	2014 Jul - Dec	47,468	4.25	(4)
NYMEX HH LD	2014 Jul - Dec	47,468	4.34	(3)
NYMEX HH LD	2014 Jul - Dec	47,468	4.42	(2)
NYMEX HH LD	2014 Jul - Dec	47,468	4.44	(2)
NYMEX HH LD	2014 Jul - Dec	47,468	4.29	(4)
NYMEX HH LD	2014 Jul - Dec	47,468	4.43	(2)
NYMEX HH LD	2015 Jan - Dec	47,468	4.54	2
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	(1)
NYMEX HH LD	2015 Jan - Dec	47,468	4.39	(1)
NYMEX HH LD	2015 Jan - Dec	47,468	4.48	1
NYMEX HH LD	2015 Jan - Dec	47,468	4.53	1
NYMEX HH LD	2015 Jan - Dec	47,468	4.55	2
NYMEX HH LD	2016 Jan - Dec	47,468	4.48	-
NYMEX HH LD	2016 Jan - Dec	42,721	4.55	1
				(19)

Fixed priced swaps (Power)	Term	MWh	$CAD/MWh	Fair value asset (liability)
Alberta Power	2014 Jul - Dec	7	74.66	-
Alberta Power	2015 Jan - Dec	5	73.72	-
Alberta Power	2016 Jan - Dec	2	73.83	-
Alberta Power	2017 Jan - Dec	1	74.75	-
Alberta Power	2018 Jan - Dec	1	74.75	-
				-

Subsequent to June 30, 2014, the Company entered into a Dated Brent swap for 2016 of 4,250 bbls/d for $102.98/bbl, a Western Canadian Select (WCS) differential swap for the fourth quarter of 2014 of 5,000 bbls/d for ($21.48)/bbl, and a WCS differential swap for the first quarter of 2015 of 5,000 bbls for ($21.48)/bbl.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2014, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in an increase in net loss of $50 million for the three month period ended June 30, 2014.  A similar decrease in commodity prices would result in a decrease in net loss of approximately $52 million for the three month period ended June 30, 2014.

17. CONTINGENCIES AND COMMITMENTS
Provisions and Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not currently expected to have a material impact on the Company’s financial position.

Commitments
During the six month period ended June 30, 2014, as a result of the sale of the Company’s Montney acreage and non-core assets in western Canada, there was a total of $339 million decrease in the Company’s expected future commitments, including a $286 million decrease in transportation and processing commitments, a $50 million decrease in PP&E and E&E asset commitments, and a $3 million decrease in office lease commitments. There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2013.

18. OTHER INCOME
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Pipeline and customer treating tariffs	16	13	33	22
Investment income	2	(5)	10	3
Interest on loan to TSEUK (note 5)	11	5	19	9
Marketing income	2	2	17	8
	31	15	79	42

19. OTHER EXPENSES, NET
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Foreign exchange (gain) loss	9	(7)	3	(39)
Restructuring	14	11	17	28
Other miscellaneous	14	14	25	35
	37	18	45	24

20. INCOME TAXES
Current Income Tax Expense
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
North America	5	(18)	4	(17)
Southeast Asia	108	163	224	304
North Sea	(6)	(16)	(6)	(34)
Other	22	10	38	33
Total	129	139	260	286

Deferred Income Tax (Recovery) Expense
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
North America	(8)	(31)	44	(90)
Southeast Asia	22	9	13	3
North Sea	(62)	33	(146)	120
Other	(7)	(10)	3	(15)
Total	(55)	1	(86)	18

21. SUPPLEMENTAL CASH FLOW
Items Not Involving Cash
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Depreciation, depletion and amortization	480	464	949	885
Impairment, net of reversals	28	(9)	158	(2)
Dry hole	12	69	28	69
Share-based payments expense (recovery)	25	1	(6)	21
(Gain) loss on disposals	5	(59)	(554)	(59)
Unrealized (gain) loss on held-for-trading financial instruments	125	(203)	128	(155)
Deferred income tax (recovery)	(55)	1	(86)	18
Foreign exchange	7	(5)	2	(35)
(Income) loss from joint ventures and associates, after tax	37	(23)	31	(21)
Other	15	6	22	8
	679	242	672	729

Other Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Cash interest paid	72	83	125	139
Cash interest received	1	6	24	11
Cash income taxes paid	150	128	331	333

22. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $356 million (December 31, 2013 - $364 million), substantially all (December 31, 2013 - $364 million) has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

23. INTERESTS IN SUBSIDIARIES
The interim condensed Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and its directly or indirectly owned subsidiaries.  Transactions between subsidiaries are eliminated on consolidation.  The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at June 30, 2014:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Talisman Energy Canada ¹	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1.	Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman’s conventional Canadian oil and gas operations.

24. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations and exploration in Canada and the US.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq.  In 2013, the Company exited Poland and received government approval to transfer its interests in Sierra Leone.  Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	486	416	1,018	785	556	554	1,097	1,042
Other income	7	10	27	26	-	-	1	-
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	493	426	1,045	811	556	554	1,098	1,042
Segmented expenses
Operating	134	144	268	291	130	146	252	249
Transportation	18	29	39	56	12	15	27	29
DD&A	296	305	562	586	114	114	230	197
Impairment	(32)	-	(32)	-	-	-	-	-
Dry hole	-	-	-	-	11	49	28	52
Exploration	3	6	9	14	22	15	39	35
Other	22	18	31	46	1	2	2	8
Total segmented expenses	441	502	877	993	290	341	578	570
Segmented income (loss) before taxes	52	(76)	168	(182)	266	213	520	472
Non-segmented expenses
General and administrative
Finance costs
Share-based payments (recovery) expense
Currency translation
(Gain) loss on held-for-trading
financial instruments
Gain on asset disposals
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	31	13	45	32	31	71	60	74
Development	242	346	556	636	68	81	146	184
Exploration and development	273	359	601	668	99	152	206	258
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,595	6,636			2,286	2,318
Exploration and evaluation assets			1,552	1,579			724	717
Goodwill			111	118			170	170
Investments in joint ventures and associates			-	-			-	-
Other			693	677			825	740
Asset held for sale			134	776			-	-
Segmented assets			9,085	9,786			4,005	3,945
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			440	450			299	280

	Three months ended June 30		Six months ended June 30
1. North America	2014	2013	2014	2013
Canada	197	204	458	399
US	296	222	587	412
Total revenue and other income	493	426	1,045	811
Canada			2,368	2,544
US			4,227	4,092
Property, plant and equipment (5)			6,595	6,636
Canada			918	905
US			634	674
Exploration and evaluation assets (5)			1,552	1,579

	Three months ended June 30		Six months ended June 30

2. Southeast Asia	2014	2013	2014	2013
Indonesia	265	308	528	627
Malaysia	132	168	286	271
Vietnam	114	43	216	65
Australia	45	35	68	79
Total revenue and other income	556	554	1,098	1,042
Indonesia			1,000	1,023
Malaysia			763	707
Vietnam			379	460
Papua New Guinea			36	40
Australia			108	88
Property, plant and equipment (5)			2,286	2,318
Indonesia			40	19
Malaysia			53	83
Vietnam			154	145
Papua New Guinea			477	470
Exploration and evaluation assets (5)			724	717

5. Current year represents balances at June 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	107	144	271	316	99	38	149	107	1,248	1,152	2,535	2,250
Other income	12	5	21	9	12	-	30	7	31	15	79	42
Income (loss) from joint ventures and associates, after tax	(60)	(16)	(77)	(68)	23	39	46	89	(37)	23	(31)	21
Total revenue and other income	59	133	215	257	134	77	225	203	1,242	1,190	2,583	2,313
Segmented expenses
Operating	71	86	169	157	16	5	23	13	351	381	712	710
Transportation	5	6	12	14	9	1	15	3	44	51	93	102
DD&A	50	44	127	90	20	1	30	12	480	464	949	885
Impairment	60	(21)	190	(14)	-	12	-	12	28	(9)	158	(2)
Dry hole	1	19	-	19	-	1	-	(2)	12	69	28	69
Exploration	13	15	26	28	19	31	35	65	57	67	109	142
Other	3	4	2	8	2	1	7	1	28	25	42	63
Total segmented expenses	203	153	526	302	66	52	110	104	1,000	1,048	2,091	1,969
Segmented income (loss) before taxes	(144)	(20)	(311)	(45)	68	25	115	99	242	142	492	344
Non-segmented expenses
General and administrative									105	111	210	214
Finance costs									90	79	181	157
Share-based payments (recovery) expense									25	2	(7)	24
Currency translation									9	(7)	3	(39)
(Gain) loss on held-for-trading									171	(221)	231	(141)
financial instruments
Gain on asset disposals									5	(59)	(554)	(59)
Total non-segmented expenses									405	(95)	64	156
Income (loss) before taxes									(163)	237	428	188
Capital expenditure
Exploration	10	1	17	35	41	38	90	58	113	123	212	199
Development	27	70	72	173	2	7	7	11	339	504	781	1,004
Exploration and development	37	71	89	208	43	45	97	69	452	627	993	1,203
Acquisitions									13	-	13	-
Proceeds on dispositions									(52)	(99)	(1,392)	(99)
Other non-segmented									16	19	20	10
Net capital expenditures									429	547	(366)	1,114
Property, plant and equipment			484	537			238	261			9,603	9,752
Exploration and evaluation assets			196	289			666	580			3,138	3,165
Goodwill			287	287			-	-			568	575
Investments in joint ventures and associates			488	206			966	920			1,454	1,126
Other			1,962	1,911			337	402			3,817	3,730
Asset held for sale			-	-			-	-			134	776
Segmented assets			3,417	3,230			2,207	2,163			18,714	19,124
Non-segmented assets											40	37
Total assets (5)											18,754	19,161
Decommissioning liabilities (5)			1,100	1,009			28	30			1,867	1,769

	Three months ended June 30		Six months ended June 30
3. North Sea	2014	2013	2014	2013
Norway	119	144	292	316
Loss from TSEUK	(60)	(11)	(77)	(59)
Total revenue and other income	59	133	215	257
UK			-	-
Norway			484	537
Property, plant and equipment (5)			484	537
UK			-	-
Norway			196	289
Exploration and evaluation assets (5)			196	289

	Three months ended June 30		Six months ended June 30

4. Other	2014	2013	2014	2013
Algeria	72	28	107	97
Colombia6	62	49	118	106
Total revenue and other income	134	77	225	203
Algeria			238	260
Colombia			-	1
Property, plant and equipment (5)			238	261
Colombia			247	203
Kurdistan			419	377
Exploration and evaluation assets (5)			666	580

5. Current year represents balances at June 30. Prior year represents balances at December 31.

6. Balances include after-tax equity income from Equion.